FY 2018 RESULTS AND BUSI NESS UPDATE L o n d o n , 2 5 F e b r u a r y 2 0 1 9

Disclaimer This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2019, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets; VEON’S ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward-looking basis (including, without limitation, the expected impact on revenue, EBITDA and equity free cash flow from the consolidation of the Euroset stores after completing the transaction ending the Euroset joint venture ). We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. F Y 2 0 1 8 R E S U L T S 2

Agenda

OPENING	Richard James - Head of IR
KEY ACHIEVEMENTS & 2019 STRATEGIC FOCUS	Ursula Burns - Executive Chairman and CEO
DIGITAL UPDATE AND COUNTRY RESULTS	Kjell Johnsen - COO
GROUP FINANCIAL RESULTS AND TARGETS	Trond Westlie - CFO
RUSSIA UPDATE	Vasyl Latsanych - CEO Beeline Russia

Q&A AND REFRESHMENTS

FY 2018 RESULTS 3

A significant year for VEON VEON is an emerging markets connectivity and digital services specialist with 210 million customers in 10 countries F Y 2 0 1 8 R E S U L T S 4

Strategic achievements

Execution on four strategic priorities


Simplified structure
Emerging markets focus
Progressive dividends
Strong balance sheet

- Lean operating model now adopted
- FY 2018 corporate costs target achieved; on track to halve run-rate corporate costs by year-end 2019
- Continued focus on efficiencies across the group
- VEON submitted MTO in relation to GTH

- Sale of 50% stake in Italy joint venture increased our focus on emerging markets
- Digital journey underway with significant investment in infrastructure
- Renewed emphasis on local digital services

- Annual progressive dividend of US 29 cents

- Proceeds from Italy JV sale (~USD 2.8 billion) almost entirely used to repay debt, reducing future interest expense
- Net leverage ratio[1] stable QoQ at 1.7x, below 2x target

Committed to create greater value for our shareholders

[1] Net leverage ratio is defined as Net debt / LTM (last twelve months) EBITDA

FY 2018 RESULTS

5

Good progress in FY 2018, targets achieved

	Target: low single-digit organic growth ✓	Target: mid single-digit organic growth ✓	Target: ~$ 1 billion ✓
FY 2018	TOTAL REVENUE $9.1bn +3.5% organic[1] YoY -4.1% reported YoY	EBITDA $3.3bn +6.2% organic[1] YoY -8.8% reported YoY	EQUITY FCF EXCL. LICENSES[2] $1,032m +28.3% reported YoY
Q4 2018	TOTAL REVENUE $2.25bn +5.3% organic[1] YoY -3.1% reported YoY	EBITDA $714m +10.0% organic[1] YoY -5.1% reported YoY	EQUITY FCF EXCL. LICENSES[2] $229m

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q4 2018 and FY 2018 organic growth is calculated at constant currency and excludes the impact from Euroset integration. Organic EBITDA for FY 2018 also excludes exceptional income from an adjustment to a vendor agreement of USD 106 million in Q3 2017. See attachment in the earnings release for reconciliations

[2] Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items

FY 2018 RESULTS

6

Committed to our strategy through 2019 1 ENHANCE OUR CORE TARGET COST EFFICIENCIES 2 • Invest in Digital Business Support Systems • HQ run-rate costs on track to be halved by end- • Deploy improved customer engagement tools (self-care, 2019 from FY 2017 automation) • Achieve operating cost reduction across the Group • Increase investment to improve our networks through deployment of new technology and by improving organizational efficiency • Maintain focus on customer service excellence Key areas ACTIVELY MANAGE OUR PORTFOLIO of focus INVEST IN NEW REVENUE STREAMS • Further simplify our Group structure • Serve emerging demand across content, financial • Continue to review our portfolio composition services, adtech, cloud and related digital services • Pursue in-market consolidation where local • Deploy local services to deepen customer engagement returns support • Develop new business streams to monetize our investment in digital technologies 3 • Deploy capital to maximize shareholder returns 4 More detail on these initiatives will be provided at our Analyst & Investor Day in summer 2019 7

Agenda

OPENING	Richard James - Head of IR
KEY ACHIEVEMENTS & 2019 STRATEGIC FOCUS	Ursula Burns - Executive Chairman and CEO
DIGITAL UPDATE AND COUNTRY RESULTS	Kjell Johnsen - COO
GROUP FINANCIAL RESULTS AND TARGETS	Trond Westlie - CFO
RUSSIA UPDATE	Vasyl Latsanych - CEO Beeline Russia

Q&A AND REFRESHMENTS

FY 2018 RESULTS
8

Digital: monetizing data and reducing opex Digitizing Big Data Digital the core analytics services Machine learning and data New revenue streams from Lean operations and science to protect core ARPU digital categories and sustained cost optimization while driving new revenue growth partnerships through personalized customer experience and offers F Y 2 0 1 8 R E S U L T S 9

Digital services: building momentum locally

VEON


Jazz Cash
dunya ko bataa do

JazzCash

- Leader in Pakistan with 5 million active mobile accounts at year-end 2018
- President of Global Digital Financial Services appointed to drive future growth



Beeline TV

- Highly targeted TV everywhere service that combines live TV and Video on Demand
- Currently available in Russia with plans to expand


Tariffs
Offers
Content
COSTA COFFEE
YouTube MUSIC
Booking.com
Gett

B2C ecosystems

- 12.4 million Monthly Active Users and 200+ partners across VEON's operating companies at year-end 2018
- Consistent, omnichannel customer experience
- Increasing customer stickiness and, over time, will reduce OPEX

Big Data analytics

FY 2018 RESULTS

10

Q4 2018 revenue and EBITDA country trends

Figures and trends in local currency

Revenue



RUSSIA
(RUB BILLION)
+7.8 % YoY
PAKISTAN
(PKR BILLION)
+ 22.7% YoY
ALGERIA
(DZD BILLION)
- 1.7% YoY
BANGLADESH
(BDT BILLION)
+1.3% YoY
UKRAINE
(UAH BILLION)
+ 16.6% YoY
UZBEKISTAN
(UZS BILLION)
+ 1.2% YoY

EBITDA



- 0.9% YoY
+ 26.0% YoY
+ 4.9% YoY
- 3.7% YoY
+ 12.0% YoY
- 4.7% YoY
4Q17
1Q18
2Q18
3Q18
4Q18

FY 2018 RESULTS

11

Russia: Euroset integration successfully completed, doubling of sales of equipment and accessories T O T A L R E V E N U E M O B I L E C U S T O M E R S • Total revenue growth of 7.8% YoY, driven by mobile service revenue growth of ( R U B B I L L I O N ) ( M I L L I O N ) + 7.8 % YoY - 5.0 % YoY 3.1% YoY and more than a doubling (+138%) of sales of equipment and accessories, mainly as a result of the integration of Euroset stores 75.9 70.4 76.7 • Mobile ARPU grew by 8.1% YoY. Mobile customers decreased 5.0%, mainly due to 9.6 8.7 8.8 58.2 55.3 a reduction in gross sales through alternative channels. Churn improved by 3.8% 57.0 59.5 58.8 YoY • Fixed-line service revenue decreased 8.5% YoY, but stabilized YoY (-0.3%), 4Q17 3Q18 4Q18 4Q17 4Q18 adjusted for the centralization of transit services revenue in VEON Wholesale Mobile Fixed-line Other Services E B I T D A A N D E B I T D A M A R G I N C A P E X E X C L . L I C E N S E S • EBITDA decreased by 0.9% YoY, driven by Euroset integration impact (~RUB 0.4 ( R U B B I L L I O N A N D % ) A N D L T M C A P E X / R E V E N U E billion) and non-recurring increase of annual spectrum fees (~RUB 0.9 billion). The ( RUB B I L L I O N A N D % ) change in revenue mix driven by increased sales of equipment and accessories negatively impacted EBITDA margin by 2.1 p.p. YoY -0.9% % YoY -10.9 % YoY 13.4 12.0 • Euroset integration completed and positive contribution to EBITDA expected from 30.0 27.4 FY 2019 onwards. EBITDA margin expected to decrease YoY as a result of change 25.1 24.9 in revenue mix driven by strong growth in sales of equipment and accessories 20.0 35.7% 35.7% 32.8% • Capex excluding licenses decreased during the quarter, mainly as a result of 10.0 14.1% 16.0% improved capex planning, more evenly spread over the quarters 0.0 0 4Q17 3Q18 4Q18 4Q17 4Q18 • Yarovaya investment plans progressing, in alignment with legal requirements F Y 2 0 1 8 R E S U L T S 12

Pakistan: revenue and EBITDA growth accelerated in Q4 T O T A L R E V E N U E M O B I L E C U S T O M E R S • The market remained competitive in Q4, particularly in data and social ( P K R B I L L I O N ) ( M I L L I O N ) + 22.7 % YoY +4.8% YoY network offers, against which Jazz maintained its premium price positioning • Revenue grew by 22.7% YoY, comprising: 49.5 48.9 40.3 ► 9.9 p.p. from business performance; an acceleration vs Q3, fueled by higher 53.6 56.2 share of wallet for telecom services 45.7 46.2 37.3 ► 12.8 p.p. driven by suspension of taxes collected by MNOs in Q4 2018, which provided the market with additional revenue growth, on account of higher 4Q17 3Q18 4Q18 4Q17 4Q18 usage by customers Mobile Other • Jazz’s customer base was broadly flat sequentially (+4.8% YoY), driven by E B I T D A A N D E B I T D A M A R G I N C A P E X E X C L . L I C E N S E S focus on high-quality activations ( P K R B I L L I O N A N D % ) A N D L T M C A P E X / R E V E N U E ( P K R B I L L I O N A N D % ) ► Trend supported by data network expansion and growth in data subscribers (+15.9% YoY) + 26.0 % YoY - 11.6 % YoY • Healthy EBITDA growth (+26.0% YoY): ► Excluding tax-related factors for both Q4 2017 and 2018, EBITDA growth 23.7 23.2 6.7 5.9 would have grown by 19.8%, with YoY improvement in EBITDA margin of 20 18.4 3.9p.p. 45.7% 48.5% 47.0% 10 15.7% 13.2% • Capex excluding licenses decreased YoY due to a more balanced quarterly distribution of expenditures in 2018 and lower YoY 3G and 4G/LTE roll-out 0 0 4Q17 3Q18 4Q18 4Q17 4Q18 activity F Y 2 0 1 8 R E S U L T S 13

Algeria: sequential customer growth continues • Q4 2018 saw continued intense price competition, especially in channel- related incentives as competitors continued to respond to Djezzy’s customer T O T A L R E V E N U E M O B I L E C U S T O M E R S ( D Z D B I L L I O N ) ( M I L L I O N ) base expansion - 1.7 % YoY + 5.7 % YoY • Macroeconomic and regulatory challenges persisted: 24.5 24.4 24.1 ► Economic slowdown and high inflation, along with import restrictions 0.1 0.4 ► New direct taxation since 1 January 2018 and further increases from mid-July 0.9 15.0 15.8 24.1 24.3 ► However, MTR symmetry was achieved in November 2018 23.2 • YoY rate of revenue decline slowed vs Q3 2018, also driven by favorable 4Q17 3Q18 4Q18 4Q17 4Q18 adjustments of DZD 0.7 bn in Q4 2018, mostly related to the reversal of a Mobile Other liability towards a vendor E B I T D A A N D E B I T D A M A R G I N C A P E X E X C L . L I C E N S E S ► Revenue trend from business performance, excluding these adjustments, would ( D Z D B I L L I O N A N D % ) A N D L T M C A P E X / R E V E N U E have been -4.5% YoY, driven by ARPU decline (-7.4% YoY) ( D Z D B I L L I O N A N D % ) ► Customer base growth accelerated both YoY (+5.7%) and QoQ (+1.3%) in response to the success of commercial offers +4.9 % YoY +46.6% YoY ► Data revenue grew strongly (+67.1% YoY), leveraging our 4G/LTE network 5.8 • EBITDA increased YoY by 4.9%, mainly driven by favorable impact of one-off 10.5 11.0 11.0 4.0 10.0 revenue and release of certain provisions in Q4 2018 (DZD 1.3 billion) 45.7% 42.9% 44.9% ► EBITDA trend from business performance was -7.7% YoY, triggered by the full 13.3% 14.4% impact of new taxation in Q4, additional channel incentives and higher 0.0 0 technology costs 4Q17 3Q18 4Q18 4Q17 4Q18 • Capex excluding licenses increased YoY due to QoQ acceleration in 4G/LTE roll-out F Y 2 0 1 8 R E S U L T S 14

Bangladesh: revenue trend flattened out, supported by data revenue growth acceleration T O T A L R E V E N U E M O B I L E C U S T O M E R S • Data revenue growth accelerated (+25.2% YoY vs 11.9% in Q3), despite ( B D T B I L L I O N ) ( M I L L I O N ) +1.3 % YoY + 3.1 % YoY continued pricing pressures in the market ► Data customers (+15.9% YoY) and data usage (+76.6% YoY) supported Q4 10.8 11.0 11.0 growth 0.3 0.3 0.4 • Revenue flattened out (+1.3% YoY) after 2 years (last positive quarter was 31.3 32.3 10.4 10.7 10.7 Q3 2016), driven by data growth ► Customer growth (+3.1% YoY, flat QoQ) supported by improved distribution 4Q17 3Q18 4Q18 4Q17 4Q18 and network availability in a price-competitive market Mobile Other ► ARPU erosion decelerated in Q4 (-0.2% YoY) vs Q3 (-9.0% YoY) ► Service revenue grew by +2.6% YoY (+0.2% QoQ) E B I T D A A N D E B I T D A M A R G I N C A P E X E X C L . L I C E N S E S ( B D T B I L L I O N A N D % ) A N D L T M C A P E X / R E V E N U E • EBITDA decreased 3.7% YoY (-5.0% QoQ) mainly due to structural opex, ( B D T B I L L I O N A N D % ) mostly related to 4G/LTE network expansion, more than offsetting revenue impact - 3.7% YoY - 82.6% YoY 3.8 • Capex excluding licenses decreased YoY as a result of a more front-loaded quarterly distribution in 2018 vs 2017 3.9 4.0 3.8 • Regulatory environment is still challenging with developments such as VAS 36.1% 35.9% 34.3% revenue sharing rate set at 40%, effective from 1 October 2018, which will 17.7% 0.7 17.8% result in higher costs to Banglalink 0.0 0 4Q17 3Q18 4Q18 4Q17 4Q18 F Y 2 0 1 8 R E S U L T S 15

Ukraine: strong performance during 2018

TOTAL REVENUE
(UAH BILLION)


+ 16.6 % YoY
4.3
4.9
5.0
4.0
4.6
4.7
4Q17
3Q18
4Q18
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)


- 0.5 % YoY
26.5
26.4
4Q17
4Q18

EBITDA AND EBITDA MARGIN
(UAH BILLION AND %)


+ 12.0%% YoY
2.5
2.8
2.8
58.0%
57.5%
55.8%
4Q17
3Q18
4Q18

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(UAH BILLION AND %)


+ 40.4% YoY
0.5
0.7
15.8%
16.6%
4Q17
4Q18

- Kyivstar continued to report strong results in a growing market, driven by successful marketing activities, strong data growth and a focus on high value customers
- Mobile service revenue grew by 17.2% YoY, mainly driven by data revenue growth of 84.5% YoY
  - ARPU increased by 18.2% YoY
  - Data usage more than doubled in 4Q18 compared to last year
  - Continued strong growth in data penetration, with data customers growing 18.2% YoY, while 4G/LTE users penetration remains low at 11%
- Strong EBITDA growth driven by revenue growth, partially offset by higher structural costs and the shift of commercial costs from Q3 2018 to Q4 2018
  - EBITDA margin decreased by 2.2 p.p. YoY as Q4 2017 EBITDA was positively impacted by a release of regulatory provision of UAH 213 million. Excluding this impact, EBITDA margin would have improved by 2.7 p.p. YoY
- CAPEX excl. licenses grew 40.4% YoY due to on going network improvements and further 4G/LTE roll-out

FY 2018 RESULTS
16

Uzbekistan: solid revenue growth but external costs and provisions pressured EBITDA T O T A L R E V E N U E M O B I L E C U S T O M E R S • Uzbekistan’s market growth is driven by increased mobile data penetration. ( U Z S B I L L I O N ) ( M I L L I O N ) + 1.2% YoY -6.2% YoY Unitel continues to focus on high value customers as the clear market leader, offering a high quality mobile network 628 651 635 5.0 • Revenue grew by 1.2% YoY, driven by repricing activities in March 2018 and 7.0 5 strong mobile data growth, partially offset by the MTR reduction 9.7 9.1 621 645 630 • Adjusted for the negative effect of MTR, revenue growth would have been 4Q17 3Q18 4Q18 4Q17 4Q18 7.4% YoY, driven by strong increase in mobile data revenue (+52.1% YoY) Mobile Other • EBITDA decreased by 4.7% YoY, mainly due to external cost pressures from increased customer tax (UZS 34.2 billion), the effect of the reduction in MTR E B I T D A A N D E B I T D A M A R G I N C A P E X E X C L . L I C E N S E S ( U Z S B I L L I O N A N D % ) A N D L T M C A P E X / R E V E N U E (UZS 9 billion) and non-recurring costs and certain provisions (UZS 22 ( U Z S B I L L I O N A N D % ) billion) • EBITDA also impacted by ~UZS 12 billion of certain costs shifted from Q3 to - 4.7% YoY -68.5% YoY 120.0 Q4 2018. Q4 2017 was negatively impacted by a provision of UZS 20 billion 37.9 310.0 291.0 300.0 • Tax reforms introduced from January 2019 are expected to have ~13% 290.0 267.0 280.0 254 270.0 260.0 250.0 240.0 230.0 220.0 negative effect on revenue and ~6% on EBITDA in FY 2019, while free cash 210.0 200.0 190.0 180.0 170.0 160.0 150.0 140.0 42.5% 44.7% flow impact is expected to be slightly positive 130.0 40.0% 120.0 110.0 100.0 90.0 80.0 70.0 13.0% 60.0 12.4% 50.0 ► 40.0 The customer tax decreased to UZS 2,000 as per January 2019, from UZS 4,000 30.0 20.0 10.0 0.0 0 in FY 2018 as a result of tax reforms 4Q17 3Q18 4Q18 4Q17 4Q18 F Y 2 0 1 8 R E S U L T S 17

Agenda

VEON

OPENING	Richard James - Head of IR
KEY ACHIEVEMENTS & 2019 STRATEGIC FOCUS	Ursula Burns - Executive Chairman and CEO
DIGITAL UPDATE AND COUNTRY RESULTS	Kjell Johnsen - COO
GROUP FINANCIAL RESULTS AND TARGETS	Trond Westlie - CFO
RUSSIA UPDATE	Vasyl Latsanych - CEO Beeline Russia

Q&A AND REFRESHMENTS

FY 2018 RESULTS

18

Good operational performance in Q4 2018

VEON

TOTAL REVENUE **$2.25bn** +5.3% organic[1] YoY -3.1% reported YoY	EBITDA **$714m** +10.0% organic1 YoY -5.1% reported YoY	EQUITY FCF EXCL. LICENSES[2] **$229m**
MOBILE DATA REVENUE **$550m** +30.2% organic[1] YoY +16.3% reported YoY	NET LEVERAGE RATIO[3] **1.7x** Below 2x Group target	CORPORATE COSTS **$135m** +7.4% YoY

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q4 2018 and FY 2018 organic growth is calculated at constant currency and excludes the impact from Euroset integration. Organic EBITDA for FY 2018 also excludes exceptional income from an adjustment to a vendor agreement of USD 106 million in Q3 2017. See attachment in the earnings release for reconciliations
[2] Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items
[3] Net leverage ratio is defined as Net debt / LTM (last twelve months) EBITDA

FY 2018 RESULTS

19

Revenue and EBITDA development U SD M I LLI ON (-3.1%) YoY reported 26 2 1 15 86 (4) (5) (285) 2,441 93 2,320 2,249 Total reported Russia 1 Pakistan Ukraine Uzbekistan Algeria Bangladesh Other 2 Organic total FOREX Euroset Total reported revenue 4Q17 revenue revenue 4Q18 4Q18 (-5.1%) YoY reported 29 11 4 45 (2) (10) 0 (2) (111) (3) 828 753 714 2 EBITDA 4Q17 Russia 1 Pakistan Ukraine Uzbekistan Bangladesh Algeria Corporate Other Organic FOREX Euroset EBITDA costs EBITDA 4Q18 4Q18 1 Excludes the impact of Euroset and VWS revenues 2 Other in Q4 2018 mainly includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, other global operations and services and intercompany eliminations F Y 2 0 1 8 R E S U L T S 20

Revenue and EBITDA development Data revenue driving organic growth in revenue and EBITDA U SD M I LLI ON +5.3% YoY organic 14 20 163 (76) (285) 2,441 93 2,320 2,249 1 Reported total Equipment & Voice Data and MFS Other Organic total revenue FOREX Euroset Reported total revenue accessories 4Q18 revenue 4Q17 4Q18 +10.0% YoY organic (26) 101 (111) (3) 828 753 714 Reported EBITDA Service Total costs Organic FOREX Euroset Reported EBITDA 4Q17 revenue EBITDA 4Q18 4Q18 1 Other includes interconnect, roaming and intercompany eliminations F Y 2 0 1 8 R E S U L T S 21

Corporate costs FY 2018 target achieved. Mid-term target confirmed • FY 2018 corporate costs were USD 359 million, a C O R P O R A T E C O S T S ( U S D M I L L I O N ) decrease of ~20% YoY from USD 431 million 1 in FY 2017; target achieved 431 • Corporate costs were USD 135 million in Q4 2018, 359 including USD 52 million of severance, down by ~34% YoY (excluding severance) • FY 2019 target to further reduce corporate costs by ~25% YoY from USD 359 million in FY 2018 • Medium-term target to halve FY 2017 run-rate costs to ~USD 215 million by end-FY 2019 confirmed FY 2017 FY 2018 FY 2019 FY 2020 1 Excludes the exceptional income of USD 106 million related to the effect of a vendor agreement adjustment (USD 106 million) in Q3 2017 from reported HQ costs in FY 2017 F Y 2 0 1 8 R E S U L T S 22

Reduce cost intensity ratio1 by at least 1 percentage point per annum organically2 over 3 years 61.8%1 60.4%1 Service Contribution to cost intensity reduction costs & in FY 2019 expected from: technology • Service costs & technology (~55%) ~55%3 • G&A (~30%) • Commercial (~15%) Commercial G&A 3 3 ~15% ~30% FY 2019 cost intensity reduction expected to be visible from H2 2019 Based on FY 2018, 1% reduction represents USD 85 million 2017 2018 2019 2020 2021 1 Cost intensity is defined as service costs plus selling, general and administrative costs, less other revenue, divided by total service revenue. Based on FY 2018, in USD/million: [(3,697 + 1,701 – 133) / 8,526] 2 Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions and the impact of the introduction of IFRS 16 in FY 2019. The annual cost intensity ratio organic reduction is expected from 2019 to 2021, from 61.8% as reported in FY 2018 3 Percentages represent the contribution of various cost categories to 2019 cost intensity ratio reduction F Y 2 0 1 8 R E S U L T S 23

Q4 2018 income statement

VEON

USD MILLION

	4Q18	4Q17	Reported YoY	Organic[1] YoY
Revenue	**2,249**	**2,320**	**(3.1%)**	**5.3%**
Service revenue	2,083	2,214	(5.9%)	4.6%
EBITDA	**714**	**753**	**(5.1%)**	**10.0%**
Depreciation, amortization and other	(506)	(564)	(10.1%)	
Operating Profit	**208**	**189**	**10.2%**	
Net financial income and expenses	(159)	(237)	(32.9%)	
Net FOREX and other gains/(losses)	8	(102)	(85.6%)	
Profit before tax	**57**	**(150)**	**n.m.**	
Tax	(24)	(93)	n.m.	
Profit/(Loss) from continued operations	33	(243)	n.m.	
Profit from discontinued operations	0	(156)	n.m.	
Profit attributable to non-controlling interest	52	(61)	n.m.	
Net profit attributable to VEON shareholders	(19)	(338)	n.m.	

- D&A and other decreased year on year mainly due to currency depreciation in Russia and Pakistan
- Net FOREX and other gains increased as Q4 2017 was negatively impacted by FOREX losses related to the depreciation of the Uzbek som whilst Q4 2018 reported a lower put option liability over the 15% non-controlling interest in Pakistan due to PKR weakening vs USD
- Income tax expenses decreased to USD 24 million in Q4 2018, driven by lower withholding tax provisions

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q4 2018 organic growth is calculated at constant currency and excludes the impact from Euroset integration. See attachment in Earnings release for reconciliations

FY 2018 RESULTS

24

Continued strong cash flow generation in Q4 2018 USD MILLION 26 73 136 163 37 (302) 44 129 368 229 195 Russia Pakistan Algeria Bangladesh Ukraine Uzbekistan Other countries Group OPCF Working capital Interest, tax Equity free OpCF OpCF OpCF OpCF OpCF OpCF OpCF and provisions and other cash flow excl. (incl.HQ) licenses Note: OpCF refers to Operating cash flow, calculated as EBITDA minus Capex excluding licenses F Y 2 0 1 8 R E S U L T S 25

Cash flow reconciliation table USD MILLION 4Q18 4Q17 YoY EBITDA 714 753 (5.1%) ► EBITDA decreased due to currency depreciation in Russia, Pakistan and Uzbekistan (USD 111 million) and the financial impact of Euroset integration (6.3%) Changes in working capital 116 122 of USD 3 million in 4Q18 Movement in provisions 45 (39) n.m. ► Movement in provisions in 4Q18 were mostly related to HQ severance costs Net interest paid-received (160) (232) (31.5%) ► Net interest paid decreased, driven by lower debt levels during the quarter as a result of debt repayment using the proceeds of the sale of 50% of Italy JV Income tax paid (80) (125) (35.2%) ► Cash income tax paid decreased to USD 80 million in Q4 2018 Cash flow from operating activities (excl. discontinued mainly due to lower dividend payments from Pakistan 635 479 32.4% operations) Capex excl.licenses (347) (466) n.m. Working capital related to Capex excl. licenses (63) 7 n.m. Proceeds from sale of PPE 5 (7) n.m. Equity Free Cash Flow excl. licenses 229 13 n.m. F Y 2 0 1 8 R E S U L T S 26

Q4 2018 net debt development USD MILLION (74) (714) 444 81 5,736 (163) 159 5,469 Net debt EBITDA Change in working capital Financial Taxes Cash capex incl. licenses FOREX and Other Net debt 30 September and provisions charges 31 December 2018 2018 N E T D E B T E B I T D A 1.7x 1.7x At 1.7x, Group leverage ratio is significantly below our previously announced target ratio of 2.0x FOREX and Other mainly consist of FOREX partly offset by other investing activities and other items F Y 2 0 1 8 R E S U L T S 27

Rebalancing of debt currency mix • EUR and USD debt reduction via use of Italy proceeds (~USD 2.1 billion in 2018 and ~USD 0.6 billion in 2019 year -to-date) • USD debt swaps to RUB (~USD 950 million) • Average cost of debt increased to 7.5%, due to elimination of euro debt and the increase of the relative share of ruble debt Q3 2018 Group debt currency mix Q4 2018 Group debt currency mix (after considering FX derivatives) 5% 3% 3% 2% 5% USD RUB EUR PKR Other USD RUB PKR Other 25% 50% 42% 65% • Average maturity: 3.3 years • Average maturity: 3.0 years • Average cost of debt: 7.2% • Average cost of debt: 7.5% F Y 2 0 1 8 R E S U L T S 28

IFRS 16

VEON

- IFRS 16 "Lease accounting" came into effect on **1 January 2019**, requiring all leases to be capitalized on the balance sheet
- Operating lease expenses will no longer be presented in the Income Statement. Instead, capitalized lease assets will lead to depreciation charges, and lease liability (representing future lease payments) will lead to interest expenses
- Expected impact from IFRS 16:

Balance Sheet	Income Statement[1]	Cash Flow Statement[1]
LEASE ASSETS ~$2bn	EBITDA ~$450m	OPERATING CASH FLOW ~$300m
GROSS DEBT ~$2bn	PROFIT BEFORE TAX ~$(100)m	FINANCING CASH FLOW ~$(300)m

Income Statement: Depreciation and interest expected to increase

Cash Flow Statement: Reclassification of lease cash flow

[1] The projected impact of IFRS 16 for the income statement and the statement of cash flows in 2019 is dependent on possible changes in the size of lease portfolio throughout 2019, FOREX and discount rates

FY 2018 RESULTS

29

Delivered on full year 2018 guidance

VEON

	FY 2018 targets[3]	FY 2018 actual	
Total revenue	Low single-digit organic[1] growth	3.5%	✓
EBITDA	Low to mid single-digit organic[1] growth	6.2%	✓
Equity free cash flow[2]	USD ~1 billion	USD 1,032 million	✓

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In 9M 2018 organic growth is calculated at constant currency and excludes the impact from Euroset integration. Organic EBITDA also excludes an exceptional income from an adjustment to a vendor agreement of USD 106 million in Q3 2017. See attachment Earnings release for reconciliations

[2] Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items

[3] FY 2018 revenue and EBITDA targets calculated on organic basis. Organic growth reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. Major exceptional items currently known are the impact from the Uzbekistan currency liberalization, the Euroset integration and the one-off adjustment to a vendor agreement. FY 2018 equity free cash flow target is calculated at 2018 target currency rates. For FY 2018 target currency rates, see appendix

FY 2018 RESULTS

30

Final dividend and dividend policy For the financial year ended 31 December 2018, the Company intends to pay a dividend in the aggregate amount of US 29 cents per share comprised of USD 12 cents per share paid as an interim dividend in VEON is committed to paying a sustainable and progressive August 2018 and US 17 cents per share as a dividend. A continuation of this progressive dividend policy is final dividend to be paid in March 20191 dependent on the evolution of the Group’s equity free cash flow, including development of the US dollar exchange rate against VEON’s functional currencies. 1 The record date for the Company’s shareholders entitled to receive the final dividend payment has been set as 8 March 2019, payment date 20 March 2019 F Y 2 0 1 8 R E S U L T S 31

Group equity free cash flow[1] evolution

Equity free cash flow[1] run-rate broadly stable at ~USD 800 million[2]

USD MILLION



Equity free cash flow[1] run-rate: ~USD 800 million[2]
1,032
~(200)
~830
~(200)
~(50)
~(150)
Cost intensity improvement
~280
350
~1,000
(~700 normalized)
FY 2018 Equity free cash flow[1]
FY 2018 non-recurring cash inflow
FY 2018 Equity free cash flow[1]
Δ Capex (incl. Yarovaya)
Δ Severance
Δ Functional FX vs USD
Δ Business improvement (e.g. revenue, cost intensity, WC)
Δ One-time payment revised vendor agreement
FY 2019 Equity free cash flow (guidance)[3]
Δ Capex (incl. Yarovaya)
Δ Business improvement (e.g. revenue, cost intensity)
FY 2020 trendline[2]
Δ Capex (incl. Yarovaya)
Δ Business improvement (e.g. revenue, cost intensity)
FY 2021 trendline[2]

Note: 2020 and 2021 figures and deltas are illustrative only

[1] Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items

[2] The run-rate of approximately USD 800 million assumes, among others, broadly stable functional currencies versus US Dollar and business improvement

[3] Based on guidance currency rates (see appendix) and excluding IFRS 16 impact

FY 2018 RESULTS

32

Full Year 2019 guidance

VEON

	FY 2018 actual	FY 2019 targets[3]
Total revenue	9,086	Low single-digit organic[1] growth
EBITDA	3,273	Low to mid single-digit organic[1] growth
Equity free cash flow[2]	USD 1,032 million	~USD 1 billion

- Supported by expected cost efficiencies resulting in an organic reduction of at least 1% of the cost intensity ratio[4] per annum between 2019-2021
- Target is based on currency rates of 20 February 2019 and assumes additional Yarovaya expenses and increased capex, severance payments, partially offset by business improvements in 2019, while 2018 benefitted from specific non-recurring working capital effects. The target includes the one-time payment in connection with a revised vendor agreement.

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, and the impact of the introduction of IFRS 16 in FY 2019.

[2] Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets, other one-off items and the impact of the introduction of IFRS 16 in FY 2019

[3] FY 2019 revenue and EBITDA targets calculated on organic basis. Organic growth reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. FY 2019 equity free cash flow target is calculated at 2019 guidance currency rates. For FY 2019 guidance currency rates, see appendix

[4] Cost intensity is defined as service costs plus selling, general and administrative costs, less other revenue, divided by total service revenue

FY 2018 RESULTS

33

Summary

VEON

- 2018 targets and guidance achieved
- Dividend growth of ~4% year on year delivered
- Good organic growth in revenue and EBITDA expected in 2019
- Run-rate equity free cash flow expected at ~USD 800 million over the next three years, underpinning our commitment to dividend distributions

FY 2018 RESULTS

34

Agenda

VEON

OPENING	Richard James - Head of IR
KEY ACHIEVEMENTS & 2019 STRATEGIC FOCUS	Ursula Burns - Executive Chairman and CEO
DIGITAL UPDATE AND COUNTRY RESULTS	Kjell Johnsen - COO
GROUP FINANCIAL RESULTS AND TARGETS	Trond Westlie - CFO
RUSSIA UPDATE	Vasyl Latsanych - CEO Beeline Russia

Q&A AND REFRESHMENTS

FY 2018 RESULTS

35

BEEL INE R US S IA : S OL ID FOUNDATION FOR GROW TH L o n d o n , 2 5 F e b r u a r y 2 0 1 9

Russia is building a digital economy on a high-speed mobile and fixed network

VEON

MONTHLY INTERNET USERS	90m
all ages are active on the internet, including 36% of over-55s	
AVERAGE NUMBER OF SOCIAL MEDIA ACCOUNTS PER INTERNET USER	4
ONLINE VIDEO USERS PAY FOR CONTENT	35%

High speeds and quality network needed by the market

OF INTERNET USERS PAY ONLINE	55%
OF USERS HAVE SMART TVS	19%
OF INTERNET USERS SHOP ONLINE AT LEAST ONCE EVERY THREE MONTHS	77%

New digital / media business opportunity

Source: GFK, PayPal & Data Insight, Beeline internal analysis

FY 2018 RESULTS
37

Smartphones are driving customer acquisition

VEON

2/3 OF MOBILE USERS USE SMARTPHONES all ages are active on the internet, including 36% of over-55s	5HR DAILY AVERAGE SCREEN TIME	59% USE INTERNET ON SMARTPHONES

New digital income streams opportunity

4G/LTE DEVICES EXCEED 3G	35% ARE MOBILE-ONLY INTERNET USERS	27% SHARE OF SMARTPHONES IN CONSUMER ELECTRONICS SALES

Retail development and ARPU growth opportunity

Source: GFK, Beeline internal analysis

FY 2018 RESULTS

38

2018: regulatory landscape

VEON

INTRANET ROAMING CANCELLATION IN RUSSIA

NO MATERIAL IMPACT AND EMERGING GROWTH IN REVENUE AND CONSUMPTION

WATCHDOG'S CRACKDOWN ON GRAY SIM CARDS

ROOM TO GROW FOR OPERATORS' RETAIL

YAROVAYA LAW

BEELINE SPENT LESS THAN PLANNED FOR IN 2018

5G FREQUENCIES ARE LIMITED AND NOT YET AVAILABLE

FY 2018 RESULTS

39

2018: retail

Footprint almost doubled to 3100 shops

EUROSET SHOPS REBRANDED AND INTEGRATED INTO BEELINE MONOBRAND RETAIL

1,602

SHARE OF MONOBRAND RETAIL IN SALES



+22%
28%
50%

OF INTERNET USERS PAY ONLINE

X 2.1



NEW CITIES WITH BEELINE RETAIL OPERATIONS

360

CUSTOMER FACING ORGANIZATION



+11%
59%
70%

DEVICE MARGIN GROWTH

+RUB 1.7 bn



Significantly reduced alternative channels and improved quality of sales

Source: GFK, PayPal & Data Insight, Beeline internal analysis

FY 2018 RESULTS

40

2018: mobile network

Accelerated deployment

LEADER IN NETWORK DEPLOYMENT IN 9M 2018 BY ROSCOMNADZOR

CAPEX GROWTH (EXCL. LICENSES AND YAROVAYA) **+16%**

SHARE OF LTE USERS, WHO ARE ABLE TO WATCH HD VIDEO **+82%**

NEW BASE STATIONS **16K+**

NEW LTE BASE STATIONS **11K+**

RUSSIA'S FIRST LIVE HOLOGRAPHIC CALL USING 5G – FIRST TRUE USE CASE

TERRITORIES WITH 4G/LTE SPEED PARITY **+75%**

FY 2018 RESULTS

41

2018: fixed-line

Business turnaround

VEON

NEW FTTB BUILDINGS CONNECTED

5,119+

x4 YoY

MODERNIZED FIBER RINGS

200

BUSINESS CENTERS CONNECTED AND MODERNIZED

400

FIXED-LINE B2C & B2B REVENUE RETURNED TO GROWTH IN Q4 2018[1]


1Q 2017
2Q 2017
3Q 2017
4Q 2017
1Q 2018
2Q 2018
3Q 2018
4Q 2018

FMC CLIENTS

1.1m


+26%
2017
2018

BEELINE TV EVERYWHERE: OTT, STB, ANDROID, IOS, SMART TV



[1] Excluding VWS revenue

FY 2018 RESULTS

42

2018: digital

Strengthen core, reduce costs and create new revenue streams

VEON

MYBEELINE ECOSYSTEM	MAU 8.3m DAU 1.7m
CHAT-BOTS AUTOMATION RATE	63%
BIG DATA ENABLED REVENUE (DATA-DRIVEN DECISION MAKING)	RUB 13.7bn
ONLINE SALES OF TOTAL DEVICE SALES REVENUE	10%
UNIQUE PARTNER OFFERS	200+

- Big Data Geo-analytics
- Big Data Marketing ecosystem
- Big Data Financial ecosystem
- Big Data APIs

Source: GFK, PayPal & Data Insight, Beeline internal analysis

FY 2018 RESULTS

43

2018: strong financial results

YEAR ON YEAR

TOTAL REVENUE GROWTH	+5.7%
MOBILE SERVICE REVENUE GROWTH	+2.6%
SERVICE MARGIN GROWTH	+3.1%
DEVICE REVENUE GROWTH	X2.1
ARPU GROWTH	+5.4%
CHURN IMPROVEMENT	7.9pp

Source: GFK, Beeline internal analysis

FY 2018 RESULTS

44

2018: back to EBITDA growth and a healthier business EBITDA - RUB billion Fixes: • Retail 121,4 • Network rollout • Digital • Value creation 111,9 110,1 2018 Headwinds: • Euroset integration costs 104,8 104,3 104,7 • Spectrum fees increase • Intranet roaming cancellation 2013 2014 2015 2016 2017 2018 • VWS business transfer Y o Y g r o w t h , -7.8% -1.6% -4.9% -0.4% +0.4% % F Y 2 0 1 8 R E S U L T S 45

Beeline strategy update for 2019-2021 46

Growth is our strategic focus in core and new business

BUSINESS AGENDA

Grow faster than the market by being telecom and beyond

KEY STRATEGIC PILLARS

Growth	Efficiency	Partnership
Customer & revenue growth	**Costs transparency & intensity**	**External & internal**
• Grow the networks	• More for more investment	• Partnership ideology
• Grow the customer base	• Capex for growth	• Value for partners
• New digital revenue streams	• Everyday costs efficiency	• B2B and B2C ecosystem

FY 2018 RESULTS

47

Revenue growth becoming strategic focus BUILDING A SOLID FOUNDATION FOR GROWTH • Competitive mobile speeds anytime and anywhere, supported by network investments • Core business driven by FMC • Media, fintech, big data to support growth ambition F Y 2 0 1 8 R E S U L T S 48

Building new revenue streams with digital opportunities Beeline TV Financial services AdTech • Major streaming services and Live TV • Beeline-branded financial products • Marketing digital agency for brands • Available on any platform • Financial services inside Beeline’s app • Digital advertising platform ecosystem • Big data and AI Opened beyond Beeline customer base for the whole market And continuously scouting for new revenue streams F Y 2 0 1 8 R E S U L T S 49

Building an efficient and investment-savvy organization

VEON

More for more	Capex for growth	Costs transparency

More for more

- Business streams' costs are allowed to increase if streams' returns per ruble of costs are growing

Capex for growth

Strategic sensitivity and strategic agility of capital:

- Single framework for CAPEX projects ranking across all business streams
- Adjusted corporate governance to increase flexibility of resources

Costs transparency

Efficiency enabled by transparency:

- Activity-based cost allocation for all streams and products
- 360 monobrand retail P&L overall plus deeper allocations to a single store

FY 2018 RESULTS

50

Building partnership ecosystems that reinforce growth

VEON

BEELINE'S AMBITION IS TO BECOME THE BEST PARTNERSHIP PLATFORM, FACILITATING NEW REVENUE STREAMS AND SAVINGS

A family of ecosystems:

- B2C partners' offers for customers
- B2B partners' offers for customers
- Retail partners for own stores

Vendors

Managed services

Network sharing

Outsourced development

Platforms' vendors

Beeline will review strategic partnerships aiming for long-term value accretion from mutually beneficial collaboration

Network sharing is another example of Beeline partnership strategy, improving competitiveness of the entire industry

FY 2018 RESULTS

51

Grow faster than the market by being telecom and beyond Growth Efficiency Partnership F Y 2 0 1 8 R E S U L T S 52

APPENDIX

Group debt maturity schedule1 3 1 D E C E M B E R 2 0 1 8 U S D B I L L I O N Group debt maturity schedule HQ Pakistan Other GTH Russia Bangladesh 2.0 1.2 1.2 1.2 1.2 0.5 2019 2020 2021 2022 2023 2024 Group debt maturity schedule by currency 2019 2020 2021 2022 2023 2024 USD 0.9 0.6 0.9 0.5 1.2 0.5 63% RUB 0.0 0.4 1.0 0.7 0.0 0.0 29% PKR 0.2 0.1 0.1 0.0 0.0 0.0 5% OTHER 0.1 0.1 0.0 0.0 0.0 0.0 3% 1 Effect of USD/RUB FX forwards is not included. F Y 2 0 1 8 R E S U L T S 54

Liquidity overview GROUP CASH BREAKDOWN BY CURRENCY UNUSED RCF HEADROOM 31 DECEMBER 2018 31 DECEMBER 2018 Syndicated RCF facility USD 1.69 billion 20% UNUSED CF HEADROOM 31 DECEMBER 2018 10% 53% Pakistan – credit facilities PKR 14.3 billion (USD 0.10 billion) 17% USD PKR RUB Other Total cash and unused committed Group cash (incl. deposits): USD 1.8 billion credit lines: USD 3.6 billion F Y 2 0 1 8 R E S U L T S 55

Debt by entity 3 1 D E C E M B E R 2 0 1 8 U S D M I L L I O N Outstanding debt Type of debt Cash-pool Entity Bonds Loans Other Total overdrafts1 VEON Holdings B.V. 2,650 2,051 - - 4,701 GTH Finance B.V. 1,200 - - - 1,200 PJSC VimpelCom 278 - - 48 326 Pakistan Mobile Communications Limited 16 497 - 28 541 Banglalink Digital Communications Ltd. 300 146 - - 446 Optimum Telecom Algérie S.p.A. - 64 - - 64 Others - - 17 3 20 Total 4,444 2,758 17 79 7,298 Total excl. cash-pool overdrafts 7,281 1 As of December 31, 2018, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$ 17 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set- off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt in our financial statements. F Y 2 0 1 8 R E S U L T S 56

Cash flow reconciliation table USD MILLION FY18 FY17 YoY EBITDA 3,273 3,587 (8.8%) Changes in working capital 282 197 51.2% Movement in provisions 40 (119) n.m. Net interest paid-received (676) (745) (9.3%) Income tax paid (404) (445) (9.1%) Cash flow from operating activities (excl. discontinued 2,515 2,475 1.6% operations) Capex excl.licenses (1,415) (1,460) n.m. Working capital related to Capex excl. licenses (84) (219) n.m. Proceeds from sale of PPE 17 8 n.m. Equity Free Cash Flow excl. licenses 1,032 804 n.m. F Y 2 0 1 8 R E S U L T S 57

Forex Guidance rates Average rates Closing rates FY 2019 4Q18 4Q17 YoY 4Q18 4Q17 YoY Russian ruble 66.00 66.48 58.41 13.8% 69.47 57.60 20.6% Algerian dinar 119.00 118.63 114.77 3.4% 118.21 114.76 3.0% Pakistan rupee 139.00 134.20 106.42 26.1% 139.80 110.70 26.3% Bangladeshi taka 84.00 84.06 83.22 2.1% 83.60 82.69 1.1% Ukrainian hryvnia 27.00 27.95 26.96 3.7% 27.69 28.07 (1.4%) Kazakh tenge 377.00 370.13 334.40 10.7% 384.20 332.33 15.6% Uzbekistan som 8,522 8,260.17 8,079.91 2.2% 8,339.55 8,120.07 2.7% Armenian dram 488 485.30 483.10 0.5% 483.75 484.10 (0.1%) Kyrgyz som 70.00 69.65 69.22 0.6% 69.85 68.84 1.5% Georgian lari 2.70 2.68 2.59 3.2% 2.68 2.59 3.3% F Y 2 0 1 8 R E S U L T S 58

Forex YoY impact on Revenue and EBITDA Revenue EBITDA Q4 2018 Q4 2018 Russia (158) (52) Algeria (7) (3) Pakistan (97) (46) Bangladesh (3) (1) Ukraine (7) (4) Uzbekistan (2) (1) Other (11) (4) Total (285) (111) F Y 2 0 1 8 R E S U L T S 59